**Sano Chemicals, Inc.**

# ANNUAL REPORT

905 Innovation Drive
Bryan, TX 77808
8553847266
https://sanochemicals.com

This Annual Report is dated April 6, 2026.

## BUSINESS

Sano Chemicals Inc. ("Sano" or the "Company") is a clinical-stage biotechnology company developing novel anti-infective therapeutics, focusing on new chemical entities (NCEs) that have never been FDA-approved. The Company aims to revolutionize treatment for bacterial and fungal infections, particularly conditions impacting women. Its lead product, Occidiofungin (OCF), targets recurrent vulvovaginal candidiasis (RVVC), offering a rapid and effective solution compared to current therapies that are often inadequate and come with severe side effects. OCF's unique mechanism allows for a short, three-to-five-day treatment with no significant systemic absorption, ensuring patient safety.

Having completed a successful Phase 1 safety trial, Sano Chemicals has secured over $4.1 million from the NIH with an additional $999,000 expected in 2025 and received Qualified Infectious Disease Product and Fast Track designations from the FDA. We believe these achievements underscore the potential of OCF to transform women's healthcare and position Sano Chemicals as a key player in the fight against fungal infections.

Sano Chemicals was incorporated on 3/01/2012 in the state of Texas.

The Company's Intellectual Property

Sano Chemicals, Inc. was granted exclusive rights under U.S. patents related to antifungal and antibacterial compounds from both the University of Utah Research Foundation and The Texas A&M University System. Under its Exclusive License Agreement with the University of Utah Research Foundation, Sano Chemicals pays a $25,000 non-refundable license fee, a 1% running royalty on net sales, and milestone payments of $20,000 upon FDA IND approval and $500,000 upon successful completion of Phase II clinical trials, along with covering all patent prosecution and maintenance costs. The agreement also includes a $5,000 per six-month extension fee for diligence milestones. Under its Option Agreement with Texas A&M University System, dated June 9, 2024, Sano Chemicals pays a $20,000 option fee in two installments and must reimburse the costs of patent expenses.

**Previous Offerings**

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $90,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor_
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Clinical Development and Labor
Date: September 07, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $300,000.00
Use of proceeds: Clinical Development and Labor
Date: August 27, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $103,500.00
Use of proceeds: Clinical Development and Labor
Date: December 05, 2024
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $3,750,000.00
Use of proceeds: Clinical Development and Labor
Date: May 1, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $165,375.00
Use of proceeds: Lease Agreements
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $135,700.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $8,529.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $5,376.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $568,200.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $121,633.00
Use of proceeds: Clinical Development and Labor

Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $51,000.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $13,400.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $1,600.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $334,248.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $5,400.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Type of security sold: Convertible Note
Final amount sold: $14,800.00
Use of proceeds: Clinical Development and Labor
Date: September 21, 2025
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2024 was $244,582 compared to $213,530 in fiscal year 2025.

Grant Funds of 184,659 were spent in 2024 with $115,314 spent in 2025.

Cost of Sales
Cost of Sales for fiscal year 2024 was $575,115 compared to $1,564,892 in fiscal year 2025.
Cost of Sales were higher in 2025 due to conversion of labor costs related to Convertible Notes that were issued for time and hours.

Gross Margins
Gross margins for fiscal year 2024 were $-330,533 compared to $-1,351,362 in 2025. This was due to Cost of Sales comment above.

Expenses
Expenses for fiscal year 2024 were $892,590 compared to $978,131 in fiscal year 2025.
The increase for 2024 to 2025 was mostly due to payments patents and legal fees related to establishing new agreements.

Historical Results & Cash Flows
The Company is currently in research and development and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of fewer Grant Funds approved for in 2024/25. Past cash was primarily generated through equity investments and government grants. Phase 1 MAD completed in 2025 with Phase 2a clinical trials on the RVVC drug product planned to be completed in 2026. We have gained FDA approval for Phase 1 studies, Fast-Track and QIDP designations. Phase 1 SAD studies have been completed.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 603210.

**Debt**

Creditor: Convertible Promissory Notes
Outstanding balance: $5,321,791 including Accrued Interest
Interest rate: 5.06%
Material terms: Qualified Financing: If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing. Conversion Price: 80% of the price per share offered to investors in the Qualified Financing. No Qualified Financing by Maturity: The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap. Subordination to Senior Indebtedness: The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Pruett
Stephen Pruett's current primary role is with External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University. Stephen Pruett currently services approximately 40 hours per week hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
•       Position: Director, Founder, and Principal Toxicologist Scientist, PhD
•       Dates of Service: January 2018 — Present
•       Responsibilities: Dr. Pruett serves as a board member assisting with product and business development activities. He brings extensive experience in toxicological and efficacy studies for the development of new therapeutics. He helps with intellectual property negotiations with university partners. Dr. Pruett is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Pruett is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more. He works approximately 10 hours per week for Sano Chemicals.
Other business experience in the past three years:
•       Employer: Mississippi State University College of Veterinary Medicine
Title: Professor
Dates of Service: June 2007 — July 2024
Responsibilities: From 2007-2019, I was Department Head of the Department of Basic Sciences, MSU CVM, from 2019-2021, I was Interim Associate Dean for Research at MSU CVM. I established and Directed the MSU COVID-19 testing lab from 2020-2022. I retired as Professor Emeritus in 2024.

•        Employer: External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University

Title: External Advisory Committee Member

Dates of Service: March 2018 — Present

Responsibilities: Met with the Center of Biomedical Research Excellence in Tumor microenvironment at WVU twice per year, evaluate accomplishments, and make recommendations for improvement twice per year. He spends approximately 40 hours per week working for this employer.

---

Name: Janice Miles

Janice Miles's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

•        Position: Dr. Janice L. Miles DO (Director and Co-CEO)

•        Dates of Service: August 2015 — Present

•        Responsibilities: Dr. Miles leads women's health initiatives at Sano Chemicals Inc, where she leads business and product development of female health products. She is involved in executive decisions pertaining to licensing deals and resource allocation towards development projects. Dr. Miles is compensated through a participation engagement agreement at a rate of $850/hour that is paid through convertible notes in increments of $25,000 or more. She works approximately 15 hours per week for Sano Chemicals.

Other business experience in the past three years:

•        Employer: Pulmonary and Sleep Medicine Sleep Lab

Title: Owner, Physician, Sleep Center Director

Dates of Service: October 1999 — Present

Responsibilities: Provides direct patient care as an independent private practice physician providing pulmonary and sleep medicine services. She works 30-50 hours per week for this company.

---

Name: Timothy Hiebert

Timothy Hiebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

•        Position: MD, DVM Director

•        Dates of Service: August 2015 — Present

•        Responsibilities: Dr. Hiebert has over 30 years of clinical experience with a deep understanding of infectious diseases. He is an active member of the board of directors and provides his support toward product and business development. Dr. Hiebert is compensated through a participation engagement agreement at a rate of $850/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

•        Employer: Self Employed- Private Practice Physician

Title: Private Practice Physician

Dates of Service: June 1997 — June 2023

Responsibilities: Nocturnist physician

---

Name: Elizabeth Hiebert, DVM

Elizabeth Hiebert's current primary role is with BluePearl Pet Hospital Oak Creek, WI. Elizabeth Hiebert currently services approximately Shien works about 2 to 5 hours a week at Sano Chemical, Inc. hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director

• Dates of Service: September 2025 — Present

• Responsibilities: Elizabeth Hiebert serves as a board member assisting with product and business development activities. Elizabeth Hiebert brings extensive experience in veterinary medicine and applications of products developed at Sano Chemicals, Inc. Dr. Hiebert is compensated through a participation engagement agreement at a rate of $450/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

• Employer: BluePearl Pet Hospital

Title: Veterinarian

Dates of Service: February 2022 — Present

Responsibilities: Animal Surgery

---

Name: James Smith

James Smith's current primary role is with Texas A&M. James Smith currently services approximately 30 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: President & Chairman of the Board of Directors, Founder, and Co-CEO, PhD, MBA

• Dates of Service: May 2012 — Present

• Responsibilities: Dr. Smith has over 20 years of scientific, operational, strategic and management experience in the biotech industry. He provides critical insight in the management and execution of all product and business development efforts. Dr. Smith leads the overall strategy for Sano as well as runs the research and development team at the Sano Chemicals research facilities in Bryan, TX. Dr. Smith is compensated through a participation engagement agreement at a rate of $500/hour that is paid through convertible notes in increments of $25,000 or more, working approximately 20 hours per week in these roles.

Other business experience in the past three years:

• Employer: Texas A&M

Title: Professor

Dates of Service: August 2009 — Present

Responsibilities: James teaches microbiology, conducts research in the field, and mentors graduate students, fostering the next generation of scientific talent while advancing knowledge in microbiology, requiring 30-40 hours per week of work.

---

Name: Frank Austin

Frank Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer, Director & Founder, PhD, DVM
- Dates of Service: March 2012 — Present
- Responsibilities: Dr. Austin is an active member of the board of directors and provides his support toward product and business development. He has several years of mycology and diagnostic experience and manages key product development activities. He is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Austin is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more.

---

Name: David Goodstein

David Goodstein's current primary role is with David Goodstein LLC. David Goodstein currently services approximately 4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Fractional Chief Financial Officer
- Dates of Service: January 2024 — Present
- Responsibilities: Mr. Goodstein serves as a fractional CFO in which he provides financial forecasting, assists with audits and bookkeeping. David Goodstein is a fractional CFO and is compensated at a rate of $1,250 / month.

Other business experience in the past three years:
- Employer: David Goodstein LLC

Title: Founder & CEO

Dates of Service: August 2017 — Present

Responsibilities: Fractional CFO for various companies

---

Name: George Atiee

George Atiee's current primary role is with Icon Clinical Research Inc. George Atiee currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Chief Medical Officer (Contractor)
- Dates of Service: August 2022 — Present
- Responsibilities: Prepare clinical protocols and monitor clinical studies

Other business experience in the past three years:
- Employer: Icon Clinical Research Inc

Title: Medical and Safety Services Group Doctor of Medicine

Dates of Service: January 2023 — Present

Responsibilities: Monitor clinical trials

---

Name: Ravi Orugunty

Ravi Orugunty's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:
- Position: VP of Product Development

- Dates of Service: August 2019 — Present
- Responsibilities: Ravi provides oversight on all product development activities: manufacturing protocols, CRO oversight, and fundraising

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

23.1186

## RELATED PARTY TRANSACTIONS

Name of Person: George Atiee
Relationship to Company: Officer
Nature / amount of interest in the transaction: George Atiee invested $50,000 in Sano Chemicals Inc. through two $25,000 convertible promissory notes issued on August 1, 2024.
Material Terms: The notes accrue 5.06% simple interest and mature on August 1, 2025, converting into equity at 80% of the price per share in a Qualified Financing (minimum $2,000,000 raised) or at 80% of the price per share of then-outstanding equity securities at maturity. The notes are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

_____

Name of Person: Janice Miles & Timothy Hiebert
Relationship to Company: Directors, 20%+ Owners (jointly) and Officer (Janice only)
Nature / amount of interest in the transaction: Janice Miles & Timothy Hiebert jointly invested $140,000 in Sano Chemicals Inc. through three convertible promissory notes (two for $25,000 and one for $90,000) issued on August 16, 2024.
Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

_____

Name of Person: James Smith
Relationship to Company: Directors and Officer

Nature / amount of interest in the transaction: James Smith invested $100,000 in Sano Chemicals Inc. through Four convertible promissory notes (Four for $25,000) issued on August 16, 2024.

Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

---

Name of Person: Pharma Expanse LLC (George Hlass)

Relationship to Company: Consultant

Nature / amount of interest in the transaction: George Hlass invested $50,000 in Sano Chemicals Inc. through one convertible promissory note issued on August 16, 2024.

Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

---

Name of Person: Elizabeth Hiebert

Relationship to Company: Directors

Nature / amount of interest in the transaction: Elizabeth Hiebert invested $300,000 in Sano Chemicals Inc. through a convertible promissory note issued on August 16, 2024.

Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

---

Name of Person: Contexta Research Property Management

Relationship to Company: Leasor

Nature / amount of interest in the transaction: Contexta Research Property Management invested $103,500 in Sano Chemicals Inc. through a convertible promissory note issued on August 16, 2024.

Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

## OUR SECURITIES

The Company has authorized Common Stock, Series A Preferred Stock, and Convertible Promissory Notes.

Common Stock
• Authorized: 15,000,000

- Outstanding: 6,750,000
- Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below
- Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on this class of securities' material rights please see the Company's Amended and Restated Certificate of Information attached to the Form C Offering Circular as Exhibit F.
Series A Preferred Stock
- Authorized: 3,500,000
- Outstanding: 2,460,000
- Voting Rights: One vote per share equal to the number of whole shares of Common Stock into which such holder's shares of Preferred Stock could then be converted.
- Material Rights: Dividends Rights. No dividends shall be paid on any share of Common Stock unles dividends are simultaneously paid with respect to each outstanding share of Series A Preferred.

Liquidation Preference. Preferred holders have certain liquidation preferences. Please see Exhibit F for complete details.

Conversion Rights: Preferred holders have certain conversion rights. Please see Exhibit F for complete details.

Protective Provisions: Preferred holders have certain protective rights. Please see Exhibit F for complete details.

Certain shareholders are party to a Shareholder Agreement that grants them certain rights and preferences including a right of first offer whenever the Company issuances new securities.
Convertible Promissory Notes
- Amount Outstanding: $743,500.00

• Conversion Type: The same type of equity securities issued in a Qualified Financing
• Conversion Trigger: Qualified Financing of at least $2,000,00
• Valuation Cap: $50,000,000.00
• Discount Rate: 20
• Interest Rate: 5.06
• Material Rights: Qualified Financing. If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing.

Conversion Price: 80% of the price per share offered to investors in the Qualified Financing.

No Qualified Financing by Maturity. The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap.

Subordination to Senior Indebtedness. The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

Priority Over Equity Holders. As a debt instrument, the Note has priority over all equity securities of the Company, including common and preferred stock, in the event of liquidation or dissolution.

**What it means to be a minority holder**

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than

before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. We may have difficulty raising additional capital, which could deprive us of the resources necessary to implement our business plan, which would adversely affect our business, results of operation and financial condition.

We need to raise additional capital to fund the development and commercialization of our product candidates and to operate our business. The need to raise additional capital is expected to increase as we continue our work research and development activities and preparation to finish phase 1 and start phase 2 clinical trials for OCF001. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of assets, public or private debt or equity financing, collaborative relationships or other arrangements. If our operations expand faster or at a higher rate than currently anticipated, we may require additional capital sooner than we expect. We are unable to provide any assurance or guarantee that additional capital will be available when needed by our company or that such capital will be available under terms acceptable to our company or on a timely basis.

Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive products by others. If additional funds are raised through the issuance of equity, convertible debt or similar securities of our company, the percentage of ownership of our company by our company's stockholders will be reduced, our company's stockholders may experience additional dilution upon conversion, and such securities may have rights or preferences senior to those of our common stock. The preferential rights granted to the providers of such additional financing may include preferential rights to payments of dividends, super voting rights, a liquidation preference, protective provisions preventing certain corporate actions without the consent of the fund providers, or a combination thereof. We are unable to provide any assurance that additional financing will be available on terms favorable to us or at all.

If adequate funds are not available or are not available on acceptable terms, with limited capital, we expect to continue to hold research and development of our anti-infective programs and may reduce or slow research and development activity of our OCF001 lead asset. Thus, the unavailability of capital could substantially harm our business, the results of operations, and financial condition.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition,

consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,998.30 amount in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the

unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion

in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than

the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Sano Chemicals, Inc. was formed on 3/1/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sano Chemicals. Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this product is a good idea, that the team will be able to successfully market, sell the product or service, that we can price it right, and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets.  We believe one of the most valuable components of the Company is our intellectual property portfolio.  Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations.  It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities.  We believe one of the most valuable components of the Company is our intellectual property portfolio.  Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations.

It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's Co-CEOs Are Not Paid Salaries and Have Other Substantial Work Commitments
Sano Chemicals, Inc. ("Sano" or the "Company") relies on its Co-CEOs, Dr. Janice Miles and Dr. James Smith, who are compensated solely through convertible notes rather than a salary. Additionally, both have significant outside commitments—Dr. Smith works 30 to 40 hours per week as a Professor at Texas A&M, and Dr. Miles operates a private medical practice, working 30 to 50 hours per week—which may limit their availability to Sano. If they are unable to dedicate sufficient time or if their compensation is not consistently funded, the Company's operations, growth, and ability to execute its business plan could be adversely affected.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)      to the Company;
(2)      to an accredited investor;
(3)      as part of an offering registered with the SEC; or
(4)      to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**Sano Chemicals, Inc.**

By /s/ *James Smith*

Title:    Co-CEO and Director

By /s/ *James Smith*

Name: <u>James Smith</u>
Title:    Co-CEO and Director

By /s/ *David Goldstein*

Name: <u>David Goldstein</u>
Title:    Fractional CFO

By /s/ *Timothy Hiebert*

Name: <u>Timothy Hiebert</u>
Title:    Director

By /s/ *Stephen Pruett*

Name: <u>Stephen Pruett</u>
Title:    Director

By /s/ *Janice L. Miles*

Name: <u>Janice L. Miles</u>
Title:    Co-CEO

By /s/ *Elizabeth Hiebert*

Name: <u>Elizabeth Hiebert</u>
Title:    Director

Exhibit A
**FINANCIAL STATEMENTS**



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# Start Engine Financials

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Sano Chemicals, Inc.

2025

Published on 3 Mar 2026

# Income Statement

| INCOME STATEMENT | 2025 |
|---|---:|
| **Revenue** | |
| Grant Revenue | $115,314 |
| Commercial Sales | $98,216 |
| **Total Revenue** | **$213,530** |
| **Cost of Goods Sold** | |
| Contractors | $21,534 |
| Equipment | $4,428 |
| Materials and Supplies | $65,879 |
| Travel | $2,896 |
| Consultants - Domestic | $750 |
| Direct Labor - ER Tax | $14,076 |
| Direct Labor - Salaries & Wages | $194,942 |
| Direct Labor - Convertible Note | $1,260,386 |
| **Total Cost of Goods Sold** | **$1,564,892** |
| **Gross Profit** | **($1,351,362)** |
| **Expenses** | |
| Research | $491,369 |
| Facilities | $164,783 |
| Equipment, Supplies, Maintenance | $19,459 |
| General Expenses | $60,092 |
| Payroll | $53,876 |
| Professional Services | $160,644 |
| Travel & Entertainment | $230 |
| Depreciation - Lab Equipment | $27,679 |
| **Total Expenses** | **$978,131** |
| **Operating Profit** | **($2,329,493)** |
| **Other Income** | |
| OTHER INCOME | $4,439 |
| **Other Expenses** | |
| Contributions | $500 |
| Interest Expense | $171,612 |
| Other Expense | ($21,355) |
| **Earnings Before Interest & Tax** | **($2,475,811)** |
| **Interest Income** | |
| Interest Income | $14,250 |
| **Earnings Before Tax** | **($2,461,561)** |
| **Tax Expenses** | |
| Taxes & Licenses | $791 |
| **Earnings After Tax** | **($2,462,352)** |
| **Net Income** | **($2,462,352)** |

# Balance Sheet

| BALANCE SHEET | 2025 |
|---|---|
| **ASSETS** | |
| **Cash & Equivalents** | |
| Chase - Operating (7555) | $14,259 |
| Chase - Transfer (7563) | $180,386 |
| 4 Month CD - acct 7392 | $408,565 |
| **Total Cash & Equivalents** | **$603,210** |
| **Other Current Assets** | |
| Prepaid Rent - Current | $6,500 |
| Prepaid Insurance | $2,269 |
| **Total Other Current Assets** | **$8,769** |
| **Total Current Assets** | **$611,980** |
| **Fixed Assets** | |
| Equipment - Lab | $288,388 |
| Accumulated Depreciation - Lab Equipment | ($186,715) |
| **Total Fixed Assets** | **$101,673** |
| **Investments or Other Non-Current Assets** | |
| Security Deposits | $10,350 |
| Intangible Assets | $614,336 |
| Accumulated Amortization | ($113,606) |
| Prepaid Rent - Noncurrent | $2,950 |
| **Total Investments or Other Non-Current Assets** | **$514,030** |
| **Total Non-Current Assets** | **$615,703** |
| **Total Assets** | **$1,227,682** |
| **LIABILITIES** | |
| **Short Term Debt** | |
| Chase Credit Card - 1437 | $10,101 |
| Chase Credit Card - 8035 | $388 |
| **Total Short Term Debt** | **$10,489** |
| **Accounts Payable** | |
| Accounts Payable (A/P) | ($355) |
| **Other Current Liabilities** | |
| Accrued Rent | $20,025 |
| Current Portion of Operating Lease Liabilities | $131,619 |
| **Total Other Current Liabilities** | **$151,644** |
| **Total Current Liabilities** | **$161,778** |
| **Other Non-Current Liabilities** | |
| Operating Lease Liabilities, Net of Current Portio | $398,662 |
| Convertible Note 13 - E. Heibert | $3,875,990 |
| Convertible Note 14 - Contexta | $167,699 |
| Convertible Note 15 - Nair | $137,607 |
| Convertible Note 16 - E. Hiebert | $8,649 |
| Convertible Note 17 - Atiee | $5,452 |
| Convertible Note 18 - Smith | $576,186 |
| Convertible Note 19 - Pharma Expanse | $123,343 |
| Convertible Note 20 - Orugunty | $52,224 |
| Convertible Note 21 - Chen | $13,588 |
| Convertible Note 22 - Lu | $1,623 |

| | 2025 |
|---|---|
| Convertible Note 23 - Miles/Hiebert | $338,946 |
| Convertible Note 24 - Pruett | $5,476 |
| Convertible Note 25 - Chen | $15,008 |
| **Total Other Non-Current Liabilities** | **$5,720,453** |
| **Total Non-Current Liabilities** | **$5,720,453** |
| **Total Liabilities** | **$5,882,231** |
| **EQUITY** | |
| **Retained Earnings** | |
| Retained Earnings | ($2,268,787) |
| 3150 Common Stock | $675 |
| Convertible Note 5 - Multiplier Portion | ($60,000) |
| Convertible Note 11 - Multiplier Portion | ($200,000) |
| Convertible Note 12 - Multiplier Portion | ($69,000) |
| Convertible Note 13 - Multiplier Portion | ($2,500,000) |
| Equity - George Atiee Conv Note 1 | $26,265 |
| Equity - George Atiee Conv Note 2 | $26,265 |
| Equity - Miles/Hiebert Conv Note 3 | $26,265 |
| Equity - Miles/Hiebert Conv Note 4 | $26,265 |
| Equity - Miles/Hiebert Conv Note 5 | $94,554 |
| Equity - James Smith Conv Note 6 | $26,265 |
| Equity - James Smith Conv Note 7 | $26,265 |
| Equity - James Smith Conv Note 8 | $26,265 |
| Equity - James Smith Conv Note 9 | $26,265 |
| Equity - E. Hiebert Conv Note 11 | $315,180 |
| Equity - Pharma Expanse Conv Note 10 | $52,530 |
| Convertible Note 14 - Multiplier Portion | ($110,250) |
| Equity - Contexta Conv Note 12 | $108,737 |
| **Total Retained Earnings** | **($4,426,241)** |
| **Current Earnings** | |
| Net Income | ($2,462,352) |
| **Other Equity** | |
| E Hiebert 31 Preferred Shares | $350,000 |
| Hiebert/Miles 152 Preferred Shares | $1,000,000 |
| Hiebert/Miles 63 Preferred Shares | $210,000 |
| StartEngine Funding | $174,044 |
| Preferred Stock | $500,000 |
| **Total Other Equity** | **$2,234,044** |
| **Total Equity** | **($4,654,548)** |
| **Total Liabilities & Equity** | **$1,227,682** |

# Cash Flow Statement

| CASH FLOW STATEMENT | 2025 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | ($2,462,352) |
| | |
| Depreciation and Amortization | $27,679 |
| Change in Accounts Payable | ($355) |
| Change in Other Current Liabilities | $18,375 |
| Change in Other Current Assets | ($1,793) |
| **Cash Flow from Operating Activities** | **($2,418,446)** |
| **INVESTING ACTIVITIES** | |
| Change in Fixed Assets (ex. Depn and Amort) | ($17,400) |
| **Cash Flow from Investing Activities** | **($17,400)** |
| **FINANCING ACTIVITIES** | |
| Change in Other Equity | $174,044 |
| Change in Earnings not attributable to Retained Income | ($1,829,129) |
| Change in Short Term Debt | $10,107 |
| Change in Other Non-Current Liabilities | $4,566,251 |
| **Cash Flow from Financing Activities** | **$2,921,274** |
| **Change in Cash & Equivalents** | **$485,428** |
| Cash & Equivalents, Opening Balance | $117,782 |
| Cash & Equivalents, Closing Balance | $603,210 |

# SANO CHEMICALS, INC.

# INDEPENDENT AUDITOR'S REPORT

# AND

# FINANCIAL STATEMENTS

# DECEMBER 31, 2024

# TABLE OF CONTENTS

| | Page No. |
|---|---|

| | |
|---|---|
| Independent Auditor's Report | 1 - 2 |
| Balance Sheet | 3 |
| Statement of Income | 4 |
| Statement of Changes in Stockholders' Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7 - 11 |

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Sano Chemicals, Inc.

### Opinion

We have audited the accompanying financial statements of Sano Chemicals, Inc. (a Texas corporation), which comprise the balance sheet as of December 31, 2024, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sano Chemicals, Inc. as of December 31, 2024, and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sano Chemicals, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemical, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the

Lyn Kuciemba, CPA  |  James Larkin, CPA
Kyle Cox, CPA  |  Alan Dock, CPA, CMA  |  R. Logan Kendrick, CPA, ABV  |  AJ Taylor, CPA

1598 COPPERFIELD PARKWAY, COLLEGE STATION, TX  77845     HTTPS://TDC.CPA/     979.260.9696 override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sano Chemicals, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemicals, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Thompson, Derrig & Craig, P.C.*

**THOMPSON, DERRIG & CRAIG, P.C.**
October 8, 2025

**SANO CHEMICALS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2024**

ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ | 117,782 |
| Prepaid expenses | | 6,976 |
| Total current assets | | 124,758 |
| | | |
| Fixed assets | | |
| Equipment | | 270,988 |
| Accumulated depreciation | | (159,036) |
| Net fixed assets | | 111,952 |
| | | |
| Other non-current assets | | |
| Security deposits | | 10,350 |
| Prepaid expenses | | 2,950 |
| Operating lease right-of-use assets | | 500,730 |
| Net other assets | | 514,030 |
| | | |
| TOTAL ASSETS | $ | 750,740 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current liabilities | | |
| Accounts payable | $ | 382 |
| Accrued expenses | | 1,650 |
| Current portion of operating lease liabilities | | 131,619 |
| Total current liabilities | | 133,651 |
| | | |
| Long-term liabilities | | |
| Convertible notes | | 755,537 |
| Operating lease liabilities, net of current portion | | 398,662 |
| Total long-term liabilities | | 1,154,199 |
| | | |
| Total liabilities | | 1,287,850 |
| | | |
| Stockholders' equity | | |
| Preferred stock, $.001 par value, 3,500,000 shares authorized, 2,460,000 shares issued and oustanding | | 2,060,000 |
| Common stock, $.001 par value, 15,000,000 shares authorized, 6,750,000 shares issued and outstanding | | 675 |
| Discount on convertible notes | | (329,000) |
| Retained earnings | | (2,268,785) |
| Total stockholders' equity | | (537,110) |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 750,740 |

See independent auditor's report and notes to the financial statements.

## SANO CHEMICALS, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---:|
| **REVENUE** | | |
| Grant revenue | $ | 184,659 |
| Commercial sales | | 59,922 |
| Total revenue | | 244,581 |
| | | |
| **EXPENSES** | | |
| Research and production expenses: | | |
| Salaries and payroll taxes | | 215,957 |
| Convertible note compensation (see Note 8) | | 250,000 |
| Clinical research services | | 454,006 |
| Materials and supplies | | 74,600 |
| Professional consulting fees | | 25,955 |
| Rent & lease | | 57,500 |
| Equipment | | 4,161 |
| Miscellaneous | | 4,443 |
| Total production expenses | | 1,086,622 |
| | | |
| General and administrative expenses: | | |
| Rent and lease | | 104,201 |
| Repairs and maintenance | | 39,165 |
| Depreciation | | 27,099 |
| Legal and professional fees | | 78,543 |
| Licensing fees | | 18,451 |
| Salaries and related | | 45,244 |
| Advertising | | 14,182 |
| Other operating expenses | | 67,411 |
| Interest | | 12,072 |
| Total general and administrative expenses | | 406,368 |
| Total expenses | | 1,492,990 |
| | | |
| Net income (loss) from operations | | (1,248,409) |
| | | |
| Other income | | 4,824 |
| | | |
| Net income (loss) | | (1,243,585) |

See independent auditor's report and accompanying notes to the financial statements.

4

**SANO CHEMICALS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

| | Total | Common Stock | Preferred Stock | SAFE Investments | Convertible Notes | Retained Earnings |
|---|---|---|---|---|---|---|
| Balance at December 31, 2023 | $ 685,475 | $ 675 | $ 1,000,000 | $ 710,000 | $ - | $ (1,025,200) |
| Shares issued | 350,000 | - | 350,000 | - | - | - |
| Convertible note discounts | (329,000) | - | - | - | (329,000) | - |
| Converted equity | - | - | 710,000 | (710,000) | - | - |
| Net Income | (1,243,585) | - | - | - | - | (1,243,585) |
| Balance at December 31, 2024 | $ (537,110) | $ 675 | $ 2,060,000 | $ - | $ (329,000) | $ (2,268,785) |

See independent auditor's report and accompanying notes to the financial statements.


**SANO CHEMICALS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**


| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ | (1,243,585) |
| Adjustments to reconcile change in net assets to | | |
| cash provided by operating activities: | | |
| Depreciation | | 27,099 |
| Change in: | | |
| Prepaid expenses | | (706) |
| Security deposits | | (9,350) |
| Operating lease right-of-use assets | | (454,503) |
| Accounts payable and accrued expenses | | (21,888) |
| Convertible note operating liabilities | | 296,537 |
| Operating lease liabilities | | 484,054 |
| Net cash provided by (used in) operating activities | | (922,342) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from convertible notes | | 130,000 |
| Proceeds from issuance of preferred stock | | 350,000 |
| Net cash provided by (used in) financing activities | | 480,000 |
| | | |
| Net change in cash and cash equivalents | | (442,342) |
| | | |
| Cash and cash equivalents, beginning of year | | 560,124 |
| | | |
| Cash and cash equivalents, end of year | $ | 117,782 |
| | | |
| | | |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | | |
| Cash paid for interest | $ | 33 |
| | | |
| **NONCASH FINANCING ACTIVITY:** | | |
| Convertible notes discounts | $ | (329,000) |
| ROU assets obtained in exchange for operating lease liabilities | $ | 614,336 |


See independent auditor's report and accompanying notes to the financial statements.

6


**Note 1 – Overview of the Company and Operations**

Sano Chemicals, Inc. (the Company) was incorporated in 2012, pursuant to the laws of the State of Texas. The Company is engaged in the development of novel compounds for the treatment of infectious diseases and cancer, making first-in-class treatment options available to the public through rigorous and ambitious research and development endeavors.

**Note 2 - Summary of Significant Accounting Policies**

Basis of accounting

The financial statements of the Company are prepared in accordance with generally accepted accounting principles. Income and expenses are reported on the accrual basis, and accordingly income is recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all highly liquid instruments with an initial maturity of less than twelve months to be cash equivalents.

Fixed assets

Fixed assets are stated at cost and depreciated using the straight-line method. Equipment is capitalized if it has a cost of $5,000 or more. The assets are depreciated over the estimated useful lives, which is generally considered 10 years for equipment. Repairs and maintenance that do not significantly increase the useful life of an asset are expensed as incurred.

Income taxes

The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The Company's income tax returns remain subject to examination by major tax jurisdictions for 3 years after filing. As of December 31, 2024, the Company had no deferred tax assets or liabilities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## Note 2 - Summary of Significant Accounting Policies (continued)

Research and development costs

The Company has multiple agreements with various universities to license patented technology for use in its research and development. The license fees are inherent in the continuation of the business and thus are charged to expense as incurred.

SAFE Note

The Company issued a Simple Agreement for Future Equity ("SAFE") note to investors during 2022 and 2023. The SAFE note provides the investor the right to certain shares of the Company's preferred stock upon equity financing. In March 2024, the Company and SAFE noteholder agreed to refinance the entire balance of the note to preferred stock in accordance with the terms of the agreement. The changes to SAFE note balances are reflected in the statement of changes in stockholders' equity.

Convertible Notes

The Company has issued several convertible notes as part of its financing and compensation arrangements. The convertible notes provide the noteholder with the ability to convert note balances plus accrued interest into equity upon the execution of certain events outlined in the agreements, or upon the maturity date. All convertible notes are settled in shares of the Company's equity and do not require cash settlement. The convertible note discount balances are reflected in the statement of changes in stockholder's equity.

Leases

Sano leases its research and office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. Operating leases are included in operating ROU assets as well as current and long-term lease liabilities.

The Company recognizes an ROU asset and a lease liability at the commencement date of the lease. The ROU asset and lease liability is initially and subsequently recognized based on the present value of lease payments over the lease term. All fixed and variable non-lease components are expensed as incurred. The discount rate for operating leases represents the risk-free rate using a period comparable with that of the individual lease term on the commencement date of the lease.

## Note 3 – Concentrations

At various times in the course of a year, the amount of cash equivalents on deposit with banks exceeds the FDIC insured limit of $250,000. The Company has not experienced any losses in connection with these accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

**Note 4 – Related Party Transactions**

Jim Smith owns 150 shares of the authorized common stock. Janice Miles and Timothy Hiebert own a combined amount of 246 shares of preferred stock. Mr. Smith, Ms. Miles and Mr. Hiebert are considered part of the management or the Board of directors of the Company. In 2022 and 2023, Ms. Miles and Mr. Hiebert also made investments of $710,000 related to SAFE notes as discussed in Note 2. In 2024, Elizabeth Hiebert, daughter of Mr. Hiebert, purchased $350,000 shares of preferred stock in the Company.

During 2024, the Company issued several convertible notes to Mr. Smith as discussed in Note 8.

Subsequent to year-end, the Company issued a convertible note to Mr. Hiebert as discussed in Note 9.

**Note 5 – Operating Leases**

Sano has two operating leases for its office and lab space. The Company's leases have remaining lease terms as seen in the schedule of maturities.

The following summarizes the weighted average remaining lease term and discount rates as of December 31, 2024:

| | |
|---|---|
| Weighted average remaining lease term | |
| Operating lease | 4.0 |
| | |
| Weighted average discount rate | |
| Operating lease | 3.93% |

For the year ended December 31, 2024, operating lease costs of $106,950 are included as rent & lease in the statement of income. In addition to monthly rent, the Company pays a monthly maintenance fee. The fee is related to taxes, insurance, and maintenance on the leased office space and is expensed as incurred. For the year ended December 31, 2024, maintenance fees approximated $25,200 and are included as rent & lease in the accompanying financial statements.

The maturities of lease liabilities as of December 31, 2024 were as follows:

| | |
|---|---|
| 2025 | $ 131,619 |
| 2026 | 139,481 |
| 2027 | 147,812 |
| 2028 | 156,642 |
| | 575,554 |
| Less imputed interest | (45,273) |
| | $ 530,281 |

**Note 6 – Stockholders' Equity**

See all activity related to stockholders' equity for the year reflected in Note 2 and Note 4. Preferred stockholders have voting rights and conversion options based on the terms outlined in the Company's amended and restated certificate of formation, which became effective upon the initial sale of preferred stock in 2016.

**Note 7 – Executive Bonus Agreements**

During the year ending December 31, 2022, the Company entered into an agreement with several company executives to provide bonus compensation contingent upon achieving various research milestones and funding objectives. The agreement allows for up to $960,000 of compensation to be paid out upon execution of three distinct research milestones and the Company securing $10 million of Series B or other investment funding. As of December 31, 2024, the Company had achieved all three research milestones but had only secured approximately $2.5 million of investment funding. Due to uncertainty surrounding the Company's ability to meet the funding criteria required to satisfy the executive bonus agreement, no amounts have been accrued on the financial statements. As of the date of this report, management is unable to reasonably determine the likelihood or timing of the Company achieving the funding requirement.

**Note 8 – Convertible Notes**

During the year ended December 31, 2024, the Company issued several convertible notes. The conversion price and number of shares to be issued are determined based on the terms of the note, including any applicable multipliers. Each note bears interest at 5.06% and matures within one year of the issuance date or upon a predetermined qualified financing event. All accrued interest will be settled in equity upon conversion, in accordance with the terms of the note. No changes to conversion terms occurred during the reporting period. The separate types of notes issued are outlined as follows:

Labor Convertible Notes

The Company issued convertible notes to certain employees and service providers in exchange for labor and services rendered. These notes do not include any multipliers to increase the number of shares upon conversion based on the work performed.

Rental Convertible Note

In January 2024, the Company entered into a rental agreement to lease a building for operations. In July 2024, the Company issued a convertible note with the lessor in lieu of cash payment for rent. This equity note included a 3x multiplier that increases the number of shares to be issued upon conversion, based on the original rental expense.

### Note 8 – Convertible Notes (continued)

<u>Cash Convertible Notes</u>

The Company issued convertible notes to investors in exchange for cash proceeds received from multiple investors. Under the terms of the agreement, these notes include a 3x multiplier that increases the number of shares to be issued upon conversion, based on the original cash investment.

Below is a summarized table of the terms, original note balance, and discount amount of each convertible note as of December 31, 2024:

| Payee | Interest Rate | Maturity | Type of Note | Classification | Principal | Interest | 2024 |
|---|---|---|---|---|---|---|---|
| Affiliate | 5.06% | 2025 | Labor | Original note | $ 50,000 | $ 801 | $ 50,801 |
| Employee | 5.06% | 2025 | Labor | Original note | 50,000 | 1,054 | 51,054 |
| Employee | 5.06% | 2025 | Labor | Original note | 50,000 | 949 | 50,949 |
| Employee | 5.06% | 2025 | Labor | Original note | 100,000 | 1,898 | 101,898 |
| Affiliate | 5.06% | 2025 | Rent | Original note | 103,500 | 366 | 103,866 |
| | | | | Discount | | | (69,000) |
| Stockholder | 5.06% | 2025 | Cash | Original note | 300,000 | 5,261 | 305,261 |
| | | | | Discount | | | (200,000) |
| Stockholder | 5.06% | 2025 | Cash | Original note | 90,000 | 1,708 | 91,708 |
| | | | | Discount | | | (60,000) |
| | | | | | | Note balance | 755,537 |
| | | | | | | Discounted note balance | (329,000) |
| | | | | | | | $426,537 |

For the year ended December 31, 2024, the notes had accrued $12,037 of interest expense. Other expenditures incurred related to the convertible notes include $250,000 in convertible note compensation and $34,500 in rent.

### Note 9 – Subsequent Events

As of the date of this report, Management has raised approximately $1,572,700 of additional funding, consisting of $1,400,000 of convertible notes and $172,700 raised through an equity crowdfunding platform. The Company has evaluated subsequent events through October 8, 2025, the date the financial statements were available to be issued.

I, __James L Smith___ (Print Name), the ___President_____(Principal Executive Officers) of __Sano Chemicals Inc._____(Company Name), hereby certify that the financial statements of ____ Sano Chemicals Inc __ (Company Name) and notes thereto for the periods ending __December 31, 2024_____ (first Fiscal Year End of Review) and ___ December 31, 2025 _____(second Fiscal Year End of Review)  included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $___ 213530___; taxable income of $__ -2462352_____ and total tax of $___0_____.

> **If the company has not filed tax returns please** *replace above sentence with options below and then include the information for the previous year if applicable:*
>
> [Company] has not yet filed its federal tax return for [year]."
>
> **If the company is a brand new company please replace above sentence with:**
>
> "[Company] was not in existence for the previous tax year."
>
> **If neither of these apply, please delete these additional instructions**

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 9, 2026_____ (Date of Execution).

_James L Smith_ (Signature)

____President_____ (Title)

____ April 9, 2026____ (Date)